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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  FORM 12B-25


                                                                  0-27480
                                                          ----------------------
                                                          COMMISSION FILE NUMBER




                          NOTIFICATION OF LATE FILING


(Check One): [ ] Form 10-K [ ] Form 11-K [ ] Form 20-F [X] Form 10-Q
             [ ] Form N-SAR

     For Period Ended: June 30, 1999
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     [ ]  Transition Report on Form 10-K
     [ ]  Transition Report on Form 20-F
     [ ]  Transition Report on Form 11-K
     [ ]  Transition Report on Form 10-Q
     [ ]  Transition Report on Form N-SAR

     For the Transition Period Ended:
                                     -------------------

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Notification relates to
                                                        -----------------------
entire filing.
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                        PART I - REGISTRANT INFORMATION

Full name of registrant: Lahaina Acquisitions, Inc.

Former name if applicable: Not applicable.

Address of principal executive office: 2900 Atlantic Avenue, Suite 400

City, State and Zip Code: Fernandina Beach, FL 32034

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                        PART II-RULE 12B-25 (B) AND (C)


     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
[x]

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject quarterly report on Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                              PART III-NARRATIVE

     State below in reasonable detail the reasons why Form 10-Q could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

     The Registrant has experienced a delay in completing the financial statement and Management's Discussion and Analysis portions of its Form 10-Q for the fiscal quarter ended June 30, 1999 which delay could not be overcome without unreasonable effort and expense, as a result of the following:

     During the last year, a change in control occurred in conjunction with the acquisition of a subsidiary of the Registrant resulting in replacement of all of the officers and directors of the Registrant. As a result, there was a change in the accounting personnel. The new accounting personnel has been in the process of familiarizing itself with the Registrant which process did not occur in a timely manner to enable the new accounting personnel to prepare and verify the financial statements for the Form 10-Q. The transition and verification of information will be completed within the time period described in this Form 12b-25.


                           PART IV-OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

Richard P. Smyth, Chief Executive Officer         Phone: (904) 277-4438
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     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                 [X] Yes  [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 [X] Yes  [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     See Attachment A.

                          Lahaina Acquisitions, Inc.
                          --------------------------
                 (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


                                             By: /s/ RICHARD P. SMYTH
                                                 --------------------------
                                                 Richard P. Smyth
                                                 Chief Executive Officer

Date: August 16, 1999



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                                  Attachment A

     It is anticipated that significant changes in the results of operations will be reflected by the Registrant's earnings statements for the nine months period ended June 30, 1999 as compared with the comparable period of 1998. These changes result primarily from the December 14, 1998 purchase of all of the outstanding stock of Beachside Commons I, Inc., prior to which time the Registrant had no significant operations. A reasonable estimate cannot be made at this time because review of the financial statements of the predecessor company has not been completed.




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